SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

Luke Energy Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

54985P

(CUSIP Number)

Mary C. Blue, President
Luke Energy Ltd.,
1200, 520 – 5th Avenue S.W.,
Calgary, Alberta T2P 3R7
Ph: (403) 261-4811

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 14, 2004

(Date of Event which Requires Filing of This Statement)

CUSIP No. 54985 P	Page 2 of 5

SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Harold V. Pedersen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)____

	N/A	(b)____

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	____
N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		Yes
OWNED BY
	8	SHARED VOTING POWER

		No

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
		Yes
PERSONAL WITH
	10	SHARED DISPOSITIVE POWER

		No

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,753,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 54985 P	Page 3 of 5

SCHEDULE 13D

Item 1: Security and Issuer

Class of Securities: Common Shares
Name of Issuer: Luke Energy Corporation
Address of Issuer: 1200, 520 – 5th Avenue S.W.
Calgary, Alberta CANADA T2P 3R7

Item 2. Identity and Background

(a)	Name of Stockholder:

Harold V. Pedersen

(b)	Residence or business address:

51 Schiller Crescent S.W.
Calgary, Alberta CANADA T3L 1W7

(c)	Occupation, and address of employer:

Chief Executive Officer of Issuer

Luke Energy Ltd.,
1200, 520 – 5th Avenue S.W.,
Calgary, Alberta CANADA T2P 3R7

(d)	Not applicable.

(e)	Not applicable.

(f)	Citizenship: Canadian

CUSIP No. 54985 P	Page 4 of 5

SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

Net consideration (after proceeds of sales) is approximately $2.2 million; source of funds is personal and not borrowed or otherwise obtained; securities were acquired by purchase.

Item 4. Purpose of Transaction

The transactions were solely for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)	Harold V. Pedersen

aggregate number of shares: 1,753,339
percentage of class of securities: 5.03%

(b)	Harold V. Pedersen

Sole voting power: yes
Shared voting power: no
Sole dispositive power: yes
Shares dispositive power: no

(c)	Mr. Pedersen received 241,280 shares upon the sale of KeyWest Energy Co. in February, 2003 (KeyWest shareholders received one share of Luke Energy Ltd. for every 10 shares of KeyWest held by them at the time of sale).

He acquired an additional 285,000 shares at a price of $0.81/share through a private placement in February, 2003.

He acquired an additional 505,759 shares at a price of $1.45/share through a private placement in March, 2003.

He sold 68,900 shares at prices ranging from $2.00 to $2.l6/share in April, 2003.

He sold 20,000 shares at prices between $2.07 to $2.10/share in May, 2003.

He sold 10,000 shares at $2.40/share in June, 2003.

CUSIP No. 54985 P	Page 5 of 5

SCHEDULE 13D

He bought an additional 83,500 shares at prices of $1.78 to $1.95/share through general market purchases in July, 2003.

He acquired an additional 375,000 shares at $2.00/share through a private placement in September, 2003.

He bought an additional 10,000 shares at $1.75/share through general market purchases in November, 2003.

He bought an additional 254,000 shares at $1.75/share through general market purchases in December, 2003.

He bought an additional 97,700 shares at prices ranging from $1.99 to $2.10/share through general market purchases in June, 2004.

(d)	No other person has such rights other than the reporting person.

(e)	Not applicable.

Item 6. Contracts, Arrangements,Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2004	(Original signed by Harold V. Pedersen)
Signature
Name. Harold V. Pedersen